Consolidated Financial Statements
(Expressed in Canadian dollars)

YM BIOSCIENCES INC.

Years ended June 30, 2011, 2010 and 2009

MANAGEMENT'S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  ICFR includes those policies and procedures that:  (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with the authorizations of its management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.  Because of its inherent limitations, ICFR may not prevent or detect misstatements.

The Company's management has assessed the effectiveness of the Company's ICFR as of June 30, 2011.  In making its assessment, management used the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management has concluded that the Company's ICFR was effective as of June 30, 2011.

The effectiveness of the Company's internal control over financial reporting as of June 30, 2011, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which follows hereafter.

Dr. Nicholas Glover	Len Vernon, CA
President & Chief Executive Officer	Vice President of Finance and Administration

September 22, 2011

INDEPENDENT AUDITORS' REPORT

To the Shareholders of YM BioSciences Inc.

We have audited the accompanying consolidated financial statements of YM BioSciences Inc., and its subsidiaries, which comprise the consolidated balance sheets as at June 30, 2011 and 2010, the consolidated statements of operations and comprehensive loss and deficit and cash flows for the years in the three-year period ended June 30, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of YM BioSciences Inc. and its subsidiaries as at June 30, 2011 and 2010, and its consolidated results of operations and its consolidated cash flows for the years in the three-year period ended June 30, 2011 in accordance with Canadian generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), YM BioSciences Inc.'s internal control over financial reporting as of June 30, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September  22, 2011 expressed an unmodified opinion on the effectiveness of YM BioSciences Inc.'s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

September 22, 2011
Toronto, Canada

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To The Board of Directors of YM BioSciences Inc.:

We have audited YM BioSciences Inc.'s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  YM BioSciences Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended June 30, 2011.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, YM BioSciences Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of YM BioSciences Inc. and subsidiaries as of June 30, 2011 and 2010, and the related consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years in the three-year period ended June 30, 2011, and our report dated September 22, 2011 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
September 22, 2011

YM BIOSCIENCES INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise noted)

June 30, 2011 and 2010

	2011	2010

Assets

Current assets:
Cash and cash equivalents (note 4)	$32,046,630	$19,460,141
Short-term deposits (note 4)	47,611,922	26,184,991
Accounts receivable	205,900	161,184
Prepaid expenses	731,676	237,962
	80,596,128	46,044,278

Property and equipment (note 5)	91,320	84,775

Intangible assets (note 6)	7,137,698	11,645,714

	$87,825,146	$57,774,767

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,718,893	$699,277
Accrued liabilities	2,532,298	2,085,824
Deferred revenue (note 12)	594,072	1,523,916
	4,845,263	4,309,017

Deferred revenue (note 12)	1,831,722	1,650,909

Shareholders' equity:
Share capital (note 8)	263,399,692	203,498,239
Share purchase warrants (note 9)	1,329,235	1,473,246
Contributed surplus (note 10)	14,855,788	14,088,671
Deficit	(198,436,554)	(167,245,315)
	81,148,161	51,814,841

Basis of presentation (note 1)
Commitments (note 14)

	$87,825,146	$57,774,767

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Tryon M. Williams	Director

/s/ David G.P. Allan	Director

YM BIOSCIENCES INC.
Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2011	2010	2009

Out-licensing revenue (note 12)	$1,033,239	$2,610,560	$4,543,280
Interest income	469,191	84,391	1,070,264
	1,502,430	2,694,951	5,613,544

Expenses:
Licensing and product development	23,249,053	16,974,790	14,172,845
General and administrative	8,341,885	6,898,209	4,839,870
	31,590,938	23,872,999	19,012,715

Loss before the undernoted	(30,088,508)	(21,178,048)	(13,399,171)

Gain (loss) on foreign exchange	(1,407,760)	194,036	67,075
Gain (loss) on short-term deposits	11,123	(9,352)	(40,200)
Gain on disposal of property and equipment	13,394	–	–
Other income	280,512	–	307,140

Loss before income taxes	(31,191,239)	(20,993,364)	(13,065,156)

Current income taxes (note 15)	–	–	4,310

Loss and comprehensive loss for the year	(31,191,239)	(20,993,364)	(13,069,466)

Deficit, beginning of year	(167,245,315)	(146,251,951)	(133,182,485)

Deficit, end of year	$(198,436,554)	$(167,245,315)	$(146,251,951)

Basic and diluted loss per common share	$(0.32)	$(0.33)	$(0.23)

Weighted average number of common shares outstanding	97,764,811	63,607,316	55,835,356

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2011	2010	2009
Cash provided by (used in):

Operating activities:
Loss for the year	$(31,191,239)	$(20,993,364)	$(13,069,466)
Items not involving cash:
Amortization of property and equipment	78,533	63,837	91,896
Amortization of intangible assets	4,508,016	2,938,891	1,060,541
Impairment of intangible assets	–	1,944,317	–
Gain on disposal of property and equipment	(13,394)	–	–
Unrealized loss (gain) on short-term deposits	(11,123)	9,352	41,912
Stock-based compensation	1,565,395	983,242	760,760
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(538,430)	705,474	(138,930)
Accounts payable, accrued liabilities and deferred revenue	717,059	(2,395,174)	(4,694,597)
	(24,885,183)	(16,743,425)	(15,947,884)

Financing activities:
Issuance of common shares on exercise of options	1,167,311	89,139	–
Issue of common shares on exercise of warrants	1,082,218	–	–
Net proceeds from issuance of shares and warrants	56,709,635	19,389,596	–
	58,959,164	19,478,735	–
Investing activities:
Short-term deposits, net	(21,415,808)	13,518,699	15,226,783
Additions to property and equipment	(71,684)	(41,163)	(60,372)
	(21,487,492)	13,477,536	15,166,411
Increase (decrease) in cash and cash equivalents	12,586,489	16,212,846	(781,473)
Net cash assumed on acquisition (note 3)	–	909,579	–
Cash and cash equivalents, beginning of year	19,460,141	2,337,716	3,119,189
Cash and cash equivalents, end of year	$32,046,630	$19,460,141	$2,337,716
Supplemental disclosure of non-cash transactions:
Issuance of common shares on acquisition of Cytopia Limited (note 3)	$–	$12,515,903	$–
Issuance of stock options on acquisition of Cytopia Limited (note 3)	–	126,000	–
Issuance of broker warrants (note 8(a))	–	175,371	–

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

YM BioSciences Inc. (the "Company" or "YM") was incorporated on August 17, 1994 under the laws of the Province of Ontario and was continued under the laws of the Province of Nova Scotia on December 11, 2001.  It has entered into licensing agreements with certain biotechnology, pharmaceutical and medical institutes or has acquired technology originated in such institutes.  The acquisitions of licenses and products provide exclusive rights for certain territories for certain products or families of products developed and rights of first refusal on additional territories, additional products or extensions to existing products.  The Company is a drug developing company advancing three clinical-stage hematology and cancer-related products.

1.	Basis of presentation:

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations.  Management has assessed the Company's ability to continue as a going concern.  Since inception, the Company has concentrated on product licensing and development.  It has had no net earnings, minimal revenue, negative operating cash flows and has financed its activities primarily through the issuance of shares and warrants.  The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.  These consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

Taking into consideration the cash and short-term deposits, management has projected that the Company has sufficient cash resources to fund its operations beyond the next 18 months.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

2.	Significant accounting policies:

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, except as described in note 18, conform in all material respects to accounting principles generally accepted in the United States ("United States GAAP").  Significant accounting policies are summarized below:

(a)	Basis of consolidation:

The consolidated financial statements include the assets and liabilities and results of operations of all wholly owned subsidiaries and variable interest entities ("VIEs") where the Company is the primary beneficiary, after elimination of intercompany transactions and balances.

The Company consolidates all VIEs of which it is the primary beneficiary in accordance with Canadian GAAP.  VIEs are entities in which equity investors do not have controlling financial interest or the equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties.  The Company's only VIE is CIMYM BioSciences Inc., an 80% owned joint venture incorporated in Canada.

(b)	Foreign currency translation:

Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated into Canadian dollars using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end rates of exchange, non-monetary assets and liabilities are translated at historic rates of exchange and consolidated statement of operations and comprehensive loss and deficit items are translated at actual rates prevailing during the year.  Exchange gains and losses are included in income.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

2.	Significant accounting policies (continued):

(c)	Revenue recognition:

Revenue is deemed to be realized and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the customer is fixed or determinable, and collectibility is reasonably assured.

Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone.

Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the estimated term of the related collaboration required until the milestone associated with commercial approval of the first indication in the licensee's territory has been satisfied and the milestone payment received, or until it is determined that no further collaboration is required.  The estimated term is based on a drug development plan as discussed with licensees.

The Company has license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories.  Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide the Company with forward estimates or current-quarter information.  Because the Company is not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, royalty revenue is not recognized until the royalties are reported to the Company and the collection of these royalties is reasonably assured.

(d)	Cash and cash equivalents:

Cash and cash equivalents are recorded at fair value.  Cash equivalents consist of highly liquid bankers' acceptances issued by Canadian Schedule A banks, with terms extending up to 90 days from the date of acquisition.  Cash is on deposit with Canadian Schedule A banks.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

2.	Significant accounting policies (continued):

(e)	Short-term deposits:

Short-term deposits are recorded at fair value and consist mainly of highly liquid bankers' acceptances issued by Canadian Schedule A banks with terms extending beyond 90 days from the date of acquisition.

(f)	Property and equipment:

Property and equipment are stated at cost less accumulated amortization.  Amortization is provided to amortize the cost of property and equipment over their estimated useful lives using the straight-line method over the following periods:

Computer equipment	3 years
Vehicle	3 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease

(g)	Intangible assets:

The intangible assets consist of acquired technologies and are amortized on a straight-line basis over the estimated time to market of three years for Cytopia Limited technologies.

(h)	Impairment of long-lived assets:

The Company reviews the carrying values of the intangible assets with finite lives and property and equipment for existence of facts or changes in circumstances that might indicate a condition of impairment.  An impairment loss would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.  Such impairment loss would be calculated as the excess of carrying value over fair value of the long-lived asset.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

2.	Significant accounting policies (continued):

(i)	Development costs:

To date, all development costs incurred have been expensed.  Development costs include costs associated with product development activities, including salaries of scientific and technical staff and payments to third parties for development activities.  Development costs that meet specific stringent criteria related to technical, market and financial feasibility are capitalized.  To date, none of the development costs have met such criteria.

(j)	Government assistance:

Government assistance, including investment tax credits relating to development costs, is recorded as a reduction of the development costs when there is reasonable assurance that the assistance will be received.

(k)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized.  The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the period in which the temporary differences are deductible.  Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax asset and tax planning strategies in making this assessment.  To the extent that management believes that the realization of future income tax assets does not meet the more-likely-than-not realization criteria, a valuation allowance is recorded against the future income tax assets.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

2.	Significant accounting policies (continued):

(l)	Stock-based compensation:

The Company has a stock option plan for directors, officers, employees and service providers.  All stock options issued under the plan have an exercise price equal to the fair market value of the underlying shares on the date of the grant.  The Company uses the fair value-based method for all options granted to service providers and for employee stock options granted on or after July 1, 2002.  Under the fair value-based method, compensation cost is measured at the fair value of the award at the date of grant using the Black-Scholes option pricing model.  Forfeitures are accounted for on an estimated basis based on historical trends.  Compensation cost is expensed over the vesting period of the awards.  The settlement method was used to account for employee stock options granted before July 1, 2002.  Under the settlement method, no compensation cost was recognized at the date of grant or recognized over the vesting period.  Any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital.

(m)	Basic and diluted loss per common share:

Basic loss per common share is computed by dividing loss for the year by the weighted average number of common shares outstanding during the year.  Diluted loss per common share is computed similarly to basic loss per common share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the year.  These common equivalent shares were not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share as the effect would have been anti-dilutive.

(n)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the years.  Significant items subject to such estimates include, but are not limited to determination of the fair value of the intangible assets, stock-based compensation expense, amortization periods and the valuation of long-lived assets and future income taxes.  Actual results could differ from those estimates.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

2.	Significant accounting policies (continued):

(o)	Financial instruments:

Financial assets and financial liabilities are initially recorded at fair value and their subsequent measurements are determined in accordance with their classification. The classification depends on the purpose for which the financial instruments were acquired or issued and their characteristics.  Cash and cash equivalents and short-term deposits are classified as held-for-trading assets and are accounted for at fair value.  All changes in fair value are included in loss for the year in which they arise.  Accounts receivable are classified as loans and receivables and, after initial recognition, are recorded at amortized cost.  Accounts payable and accrued liabilities are classified as other financial liabilities and, after initial recognition, are recorded at amortized cost.

(p)	New accounting pronouncements:

(i)	Goodwill and intangible assets:

In February 2008, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Handbook Section 3062, Goodwill and Other Intangible Assets, and Handbook Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and was adopted effective July 1, 2009 for the Company.  The adoption of this change did not have an impact on the Company's consolidated financial statements.

(ii)	Financial instruments:

In June 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments - Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments and was adopted effective July 1, 2009 for the Company.  The adoption of this change did not have a significant impact on the Company's consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

2.	Significant accounting policies (continued):

(iii)	Business combinations, non-controlling interests and consolidated financial statements:

In January 2009, the CICA issued Handbook Section 1582, Business Combinations ("Section 1582"), to replace Handbook Section 1581, Business Combinations ("Section 1581"), which aligns this section with International Financial Reporting Standard 3, Business Combinations; Handbook Section 1602, Non-controlling Interests ("Section 1602"), which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, Consolidated and Separate Financial Statements; and Handbook Section 1601, Consolidated Financial Statements, which together with Section 1602 establishes standards for the preparation of consolidated financial statements, replacing Handbook Section 1600, Consolidated Financial Statements.  These sections are effective for fiscal years beginning on or after January 1, 2011; however, earlier adoption is permitted if all sections are adopted together.  As a result of the acquisition of Cytopia Limited ("Cytopia") and given current differences among Canadian GAAP, International Financial Reporting Standards ("IFRS") and United States GAAP, the Company elected to early adopt these sections effective July 1, 2009.  One of the impacts of adopting Section 1582 is that acquisition costs for business combinations are expensed in the consolidated statement of operations rather than capitalized as a part of the net assets of the acquired company.  For the year ended June 30, 2010, acquisition costs included in general and administrative expenses were $857,000.  Section 1582 also requires supplemental pro forma disclosures of consolidated operating results of the Company and the acquired entity (note 3).

(q)	Recent accounting pronouncements issued and not yet effective are as follows:

International financial reporting standards:

The Accounting Standards Board of Canada announced that public companies in Canada are required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending September 30, 2011.  The Company is completing its transition to IFRS which includes finalizing its accounting policies, financial statement presentation and disclosure options available on initial changeover to IFRS and implementing information technology and data systems changes, and modifications to internal control over financial reporting.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

3.	Acquisition of Cytopia Limited:

On January 29, 2010, the Company acquired Cytopia, a clinical-stage, drug development company based in Melbourne, Australia.  The Company applied the acquisition method of accounting for the business combination.

The purchase price, determined by the fair value of the consideration given at the date of acquisition, and the fair value of the assets acquired and liabilities assumed on the date of acquisition was as follows:

Fair value of consideration paid:
7,276,688 common shares of the Company	$12,515,903
138,442 stock options of the Company	126,000

$12,641,903

Assets acquired:
Cash	$909,579
Accounts receivable	187,186
Property and equipment	10,573
Intangible assets (CYT 387 and CYT 997)	13,524,054
14,631,392

Liabilities assumed:
Accounts payable and accrued liabilities	(1,989,489)

Net assets acquired	$12,641,903

This transaction was conducted by a Scheme of Arrangement (the "Arrangement"), whereby the Company acquired all of the issued shares and options in Cytopia.  The terms of the Arrangement were as follows:

(a)
Cytopia shareholders received 0.0852 common shares of the Company for each Cytopia common share held at the record date.  This resulted in the issuance of a total of 7,215,053 common shares of the Company, based on the number of Cytopia common shares outstanding on the date of the Arrangement.

(b)
The holders of Cytopia partly paid shares received 61,635 common shares of the Company and 138,442 fully vested stock options in the Company as consideration for the exchange of their partly paid shares.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

3.	Acquisition of Cytopia (continued):

The value of the Company's common shares issued was determined using the closing price of the Company's common shares on the Toronto Stock Exchange on the acquisition date of January 29, 2010 of $1.72.  The $126,000 value of the stock options issued to holders of Cytopia partly paid shares was determined using the Black-Scholes option pricing model with the following assumptions:  share price of $1.72; exercise prices of $3.00 to $15.00; risk-free interest rate of 3.3%; volatility factor of 83.6%; and estimated life prior to exercise of options of seven years.

Cytopia option holders received 225,950 fully vested Company stock options in consideration for the cancellation of their Cytopia options.  The value of these stock options of $57,000 was recorded in stock-based compensation expense.  The value of stock options issued to Cytopia option holders was determined using the Black-Scholes option pricing model with the following assumptions:  share price of $1.72; exercise prices of $3.71 to $15.27; risk-free interest rate of 1.4%; volatility factor of 99.6% to 117.5%; and estimated life prior to exercise of options of one to thirty months.

The assets and liabilities and revenue and expenses of Cytopia have been included in the consolidated financial statements of the Company from the date of acquisition, January 29, 2010.  From January 30, 2010 to June 30, 2010, the total revenue and loss of Cytopia included in the consolidated financial statements were $58 thousand and $1.897 million, respectively.

Supplemental financial information presented below summarizes selected results of operations on a pro forma basis as though the acquisition of Cytopia occurred as of the beginning date of the current period (July 1, 2009).  This pro forma information is for informational purposes only and does not purport to represent what the results of operations for the period presented would have been had the acquisition of Cytopia occurred at the beginning of the period, or to project the results of operations for any future period.

The pro forma condensed combined revenue and loss for the year ended June 30, 2010, had the acquisition date been July 1, 2009, are $2.631 million and $26.789 million, respectively.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

4.	Cash and cash equivalents and short-term deposits:

As a condition of the March 10, 2010, as well as the December 17 and December 23, 2010 prospectus financings and the controlled equity offering program entered into on April 23, 2010, the Company agreed to restrict use of $70.128 million of the net proceeds raised to fund drug development activities not related to Cuba or for general purposes not related to the Cuban licensed products and technologies, except those activities expressly consented under the licenses granted by the U.S. Office of Foreign Asset Control.  As at June 30, 2011, the remaining restricted proceeds were approximately $48.470 million and unrestricted cash and cash equivalents and short-term deposits totalled approximately $31.189 million.

5.	Property and equipment:

	2011			2010
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Computer equipment	$338,354	$293,532	$44,822	$471,083	$411,950	$59,133
Furniture and equipment	99,574	90,111	9,463	99,574	85,203	14,371
Leasehold improvements	52,539	48,204	4,335	52,539	41,268	11,271
Vehicle	47,082	14,382	32,700	–	–	–

	$537,549	$446,229	$91,320	$623,196	$538,421	$84,775

6.	Intangible assets:

	2011			2010
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Acquired technologies	$13,524,054	$6,386,356	$7,137,698	$13,524,054	$1,878,340	$11,645,714

On January 29, 2010, on acquisition of Cytopia, the Company recorded $13,524,054 of acquired technologies which include the intellectual property and in-process research and development of the Company's CYT 387 AND CYT 997 products, as well as a number of other molecules.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

6.	Intangible assets (continued):

In 2005, on acquisition of Delex Therapeutics Inc. ("Delex"), the Company recorded $7,348,185 of acquired technologies which includes the intellectual property and in-process research and development of the Company's inhalation delivered fentanyl product, AeroLef, to treat acute and breakthrough pain, including cancer pain.  In June 2010, the Company decided to terminate the AeroLef development program and, accordingly, the remaining net asset balance of $1,944,000 was written off in the fourth quarter of fiscal 2010.

7.	Consolidation of variable interest entity:

The consolidated financial statements include the revenue and expenses of CYMYM BioSciences Inc., an incorporated joint venture, as follows:

	Years ended June 30,
	2011	2010	2009

Out-licensing revenue	$935,798	$2,265,292	$4,474,671

Expenses:
Licensing and product development	3,105,054	5,602,617	9,886,659
General and administrative	5,041,065	10,236,759	4,312,867
	8,146,119	15,839,376	14,199,526

Loss for the year	$(7,210,321)	$(13,574,084)	$(9,724,855)

8.	Share capital:

Authorized:
500,000,000 Class A preferred shares
500,000,000 Class B preferred shares, Series 1
500,000,000 Class A non-voting common shares
500,000,000 common shares

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

8.	Share capital (continued):

Issued:

	Number of
	shares	Amount

Common shares:

Balance, June 30, 2008 and 2009	55,835,356	$172,921,153
Issued on exercise of options	164,579	144,833
Issued on acquisition of Cytopia (note 3)	7,276,688	12,515,903
Issued pursuant to prospectus offering (a)	14,583,000	14,594,464
Issued pursuant to prospectus offering (d)	2,500,000	3,321,886

Balanced, June 30, 2010	80,359,623	203,498,239

Issued on exercise of options	1,074,077	1,965,589
Issued on exercise of warrants	723,248	1,226,229
Issued pursuant to controlled equity offering (c)	5,775,000	13,375,113
Issued pursuant to prospectus offering (e)	28,750,000	43,334,522

Balance, June 30, 2011	116,681,948	$263,399,692

(a)
On March 10, 2010, the Company completed a prospectus offering of 14,583,000 units at U.S. $1.20 per unit for gross proceeds of U.S. $17,499,600 (Cdn. $17,895,081), and net cash proceeds of U.S. $15,712,614 (Cdn. $16,067,710).  Each unit consisted of one common share and one-half common share purchase warrant.  In connection with the financing, the Company issued 874,980 broker warrants having an aggregate fair value of U.S. $171,496 (Cdn. $175,371), estimated using the Black-Scholes option pricing model.  Each whole common share purchase warrant and each broker warrant entitles the warrant holder to acquire one common share at an exercise price of U.S. $1.60 per share at any time from September 10, 2010 to its expiry on March 10, 2015.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

8.	Share capital (continued):

The allocation of the U.S. $1.20 unit issue price to the common shares and the one-half common share purchase warrants was based on the relative fair values of the common shares and the common share purchase warrants.  The fair value of the warrants was determined using the Black-Scholes option pricing model.  The common shares were allocated a price of U.S. $1.102 per share and the one-half common share purchase warrants were allocated a price of $0.098 per half-warrant.  The costs of the issue were allocated on a pro rata basis to the common shares and one-half common share purchase warrants.  Accordingly, U.S. $14,271,927 (Cdn. $14,594,464) was allocated to common shares and U.S. $1,440,687 (Cdn. $1,473,246) to common share purchase warrants, net of issue costs.  Assumptions used to determine the value of the common share purchase warrants and the broker warrants were: dividend yield 0%; risk-free interest rate 2.6%; expected volatility 25%; and term of 60 months.

(b)
From May 2, 2005 to May 2, 2010, 2,380,953 common shares were held in escrow for contingent payments related to the Delex acquisition.  These common shares were returned to the Company for cancellation because the milestones were not met by May 2, 2010.

(c)
On April 23, 2010, the Company entered into a Sales Agreement with Cantor Fitzgerald & Co. ("CF&Co"), under which the Company may, at its discretion, from time to time, sell up to a maximum of 7,750,000 of its common shares through an at-the-market equity offering program known as a Controlled Equity Offering.  CF&Co will act as sales agent for any sales made under the Controlled Equity Offering.  The common shares will be sold at market prices prevailing at the time of a sale (if any) of the common shares or at prices negotiated with CF&Co and, as a result, prices may vary between purchasers and during the period of the offering.  The Company is not required to sell any of the reserved shares at any time during the term of the Controlled Equity Offering, which extends until October 16, 2011, and the Sales Agreement does not prohibit the Company from conducting additional financings.  There are no standby fees for having established the arrangement.  CF&Co is entitled to receive a cash fee equal to but not exceeding 5.0% of the first aggregate gross proceeds of U.S. $5 million and, thereafter, 3% of the gross proceeds realized from the sale of common shares for services rendered in connection with the offering.  As at June 30, 2011, 5,775,000 common shares have been sold under this agreement for net proceeds of $13,375,113.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

8.	Share capital (continued):

(d)
On June 2, 2010, the Company completed a prospectus offering of 2,500,000 common shares at U.S. $1.27 per common share for gross proceeds of U.S. $3,175,000 (Cdn. $3,367,723), resulting in net cash proceeds of Cdn. $3,321,886.

(e)
On December 17 and 23, 2010, the Company completed a prospectus offering of 25,000,000 and 3,750,000 common shares at U.S. $1.60 per common share, respectively, for gross proceeds of U.S. $46,000,000 (Cdn. $46,493,000), resulting in net cash proceeds of U.S. $42,874,672 (Cdn. $43,334,522).

9.	Share purchase warrants:

The Company has issued warrants for the purchase of common shares for a specified price for a specific period of time.  Nominal value was ascribed to the warrants issued prior to June 30, 2002.  Warrants issued after that date have been valued on a relative fair value basis using the Black-Scholes option pricing model.  The following table contains information regarding the outstanding warrants to acquire common shares for the years ended June 30, 2011, 2010 and 2009.

		Weighted
		average
	Number of	exercise
	warrants	price		Amount

Outstanding, June 30, 2008	5,709,765		$2.43	$3,150,539
Expired	(5,709,765)		2.43	(3,150,539)

Outstanding, June 30, 2009	–		–	–
Issued pursuant to prospectus offering (a)	8,166,480	U.S.$	1.60	1,473,246

Outstanding, June 30, 2010	8,166,480	U.S.$	1.60	1,473,246
Warrants exercised	(800,062)	U.S.$	1.60	(144,011)

Outstanding, June 30, 2011	7,366,418	U.S.$	1.60	$1,329,235

(a)
In connection with the March 10, 2010 financing, the Company issued 8,166,480 common share purchase warrants with an exercise price of U.S. $1.60 per common share.  The warrants may be exercised at any time from September 10, 2010 to their expiry on March 10, 2015.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

10.	Contributed surplus:

Balance, June 30, 2008	$9,123,824
Stock-based compensation	760,760
Expiry of warrants	3,150,539

Balance, June 30, 2009	13,035,123
Stock-based compensation	983,242
Exercise of options	(55,694)
Options issued on acquisition of Cytopia (note 3)	126,000

Balance, June 30, 2010	14,088,671
Stock-based compensation	1,565,395
Exercise of options	(798,278)

Balance, June 30, 2011	$14,855,788

11.	Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan.  Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company.

Compensation cost recognized as an expense for the year ended June 30, 2011 for stock-based employee compensation awards was $1,565,395 (2010 - $983,242; 2009 - $760,760).

As at June 30, 2011, total compensation cost related to non-vested awards not yet recognized was $936,262 and the weighted average period over which it is expected to be recognized was 0.62 years.  The Company has 10,376,376 stock options that have been authorized but not granted.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

11.	Stock-based compensation (continued):

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2011	2010	2009

Number of options issued	1,633,000	1,544,392	2,114,250
Risk-free interest rate	1.8% - 3.0%	0.5% - 3.3%	1.9% - 3.3%
Volatility factor	80% - 91%	83% - 115%	68% - 87%
Dividend rate	0%	0%	0%
Expected life of options	5 - 7 years	0 - 7 years	4 - 7 years
Vesting period (months)	0 to 24	0 to 24	0 to 24
Weighted average fair value of options granted	$1.31	$1.00	$0.31
Fair value of options granted	$2,141,045	$1,544,392	$660,001

The following tables reflect the activity under the stock option plan for the years ended June 30, 2011, 2010 and 2009 and the share options outstanding at the end of the years:

	2011		2010		2009
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price

Outstanding, beginning of year	7,582,971	$2.29	6,563,615	$2.08	5,633,102	$2.80
Granted	1,633,000	1.77	1,544,392	3.07	2,114,250	0.55
Expired	(1,015,978)	4.30	(360,457)	2.49	(1,183,737)	2.78
Exercised	(1,074,077)	1.09	(164,579)	0.54	–	–

Outstanding, end of year	7,125,916	2.07	7,582,971	2.29	6,563,615	2.08

Exercisable, end of year	5,848,888	$2.15	6,193,865	$2.57	4,664,072	$2.60

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

11.	Stock-based compensation (continued):

As at June 30, 2011:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		remaining	average		remaining	average
Range of	Number	contractual	exercise	Number	contractual	exercise
exercise prices	outstanding	life (years)	price	exercisable	life (years)	price

$0.50 - $ 1.00	1,266,652	6.9	$0.50	1,266,652	6.9	$0.50
$1.01 - $ 2.00	4,128,776	6.7	1.59	3,044,254	6.1	1.59
$2.01 - $ 3.00	355,563	8.7	2.49	163,057	7.8	2.59
$3.01 - $ 4.00	552,558	4.2	3.40	552,558	4.2	3.40
$4.01 - $15.27	822,367	5.0	5.79	822,367	5.0	5.79

	7,125,916	6.5	2.07	5,848,888	6.0	2.15

12.	Deferred revenue:

Deferred revenue consists of the unamortized portion of the initial license fees under the terms of licensing agreements.  These initial license fees are non-refundable and are deferred and recognized as revenue over the term of the related collaboration.  As at June 30, 2011, deferred revenue of $2,425,794 (2010 - $3,174,825) related to an out-licensing agreement for nimotuzumab dated July 25, 2006.  The revenue recognized for the year ended June 30, 2011 was $749,031 (2010 - $2,005,149).  On September 1, 2010, a change was made as a result of a revision to the estimated period of collaboration whereby the revenue recognition period was extended an additional three years, to July 2015.

13.	Related party transactions:

Occasionally, directors will provide assistance to management on a consulting basis to evaluate new opportunities or provide guidance for drug development activities.  The fees incurred during the fiscal year ended June 30, 2011 totalled $83,841 (2010 - $36,000; $2009 - $66,000).  The transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

14.	Commitments:

In February 2009, the Company entered into two contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, phase II, double-blind trial in brain metastases from non-small cell lung cancer ("NSCLC") at a cost of $1,160,590, of which $609,814 has been incurred as at June 30, 2011 and the remaining $550,776 has yet to be incurred.  The second contract pertains to a randomized, phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy at a cost of $1,499,919, of which $938,549 has been incurred as at June 30, 2011 and the remaining $561,370 has yet to be incurred.  The Company may cancel either contract with 30 days' notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceeds $1,000,000, totalling $5,207,793, of which $1,889,625 has been incurred as at June 30, 2011 and the remaining $3,318,168 has yet to be incurred.  Any early termination penalties cannot exceed the amount of the contract commitment.

As at June 30, 2011, the approximate future minimum rental payments relating to operating leases for premises are as follows:

2012	$235,091
2013	58,013

$293,104

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

15.	Income taxes:

(a)	Reconciliations of the income tax provisions with the amounts shown in the consolidated statements of operations and comprehensive loss and deficit are as follows:

	2011	2010	2009

Average Canadian income tax rate	29.26%	29.64%	33.25%

Loss before income taxes	$(31,191,239)	$(20,993,364)	$(13,065,156)

Income tax recovery calculated at average Canadian income tax rates	$(9,126,557)	$(6,222,433)	$(4,344,164)
Change in income taxes resulting from:
Tax effect of changes in rates	467,678	6,024,579	(205,046)
Differences in rates applicable to subsidiaries in foreign jurisdictions	(230,596)	(52,966)	449,471
Other non-deductible items	(410,239)	300,718	194,049
Other adjustments	(175,152)	643,708	–
Change in valuation allowance	9,474,866	(693,606)	3,910,000

Current income taxes	$–	$–	$4,310

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

15.	Income taxes (continued):

(b)	The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities as at June 30 are as follows:

	2011	2010

Future tax assets:
Property and equipment	$4,206,000	$4,358,000
Investment in subsidiary	158,000	158,000
Financing costs	1,263,000	785,000
Accruals	36,000	27,000
Deferred revenue	606,000	794,000
Capital loss carryforward	131,000	131,000
Eligible capital expenditures	35,000	35,000
Federal Ontario harmonization credit	983,000	973,000
Non-capital losses - United States	22,035,000	23,702,000
Non-capital losses - Canada	24,993,000	22,441,000
Non-capital losses - Australia	24,759,000	18,736,000
Research and development expenses	8,040,000	6,982,000
	87,245,000	79,122,000

Future tax liabilities:
Acquired technologies	(2,141,000)	(3,494,000)
	85,104,000	75,628,000

Less valuation allowance	85,104,000	75,628,000

Net future tax asset	$–	$–

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

15.	Income taxes (continued):

(c)	The Company has available Canadian, United States and Australian non-capital loss carryforwards that expire as follows:

	Canada	United States	Australia

2014	$4,932,000	$–	$–
2015	16,578,000	–	–
2019	–	1,000	–
2020	–	26,000	–
2021	–	80,000	–
2022	–	2,463,000	–
2023	–	4,361,000	–
2024	–	2,880,000	–
2025	–	2,977,000	–
2026	13,286,000	41,211,000	–
2027	10,200,000	4,725,000	–
2028	16,235,000	2,495,000	–
2029	13,262,000	1,141,000	–
2030	15,290,000	335,000	–
2031	10,189,000	2,113,000	–
Indefinitely	–	–	82,530,000

	$99,972,000	$64,808,000	$82,530,000

(d)	The Company has approximately $32,158,000 (2010 - $27,929,000) of unclaimed development costs that may be claimed against future taxable income.

(e)	The Company has accumulated net capital losses for tax purposes of approximately $1,048,000, which may be carried forward and used to reduce taxable capital gains in future years.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

15.	Income taxes (continued):

(f)
The Company performs certain activities that result in investment tax credits ("ITCs") that can be used to offset future Canadian and United States federal taxes payable and Ontario Research and Development tax credits ("ORDTCs") that can be used to offset future Ontario provincial taxes payable and Ontario innovation tax credits ("OITCs") that are payable in cash from the Province of Ontario.  The Company does not accrue the federal ITCs or the ORDTCs as they can only be used to offset future taxes payable and the Company has not recorded the benefit of any tax assets to date.  The ITCs and ORDTCs expire as follows:

	Ontario	Canada	United States

2019	$–	$–	$2,000
2020	–	6,000	8,000
2021	–	257,000	107,000
2022	–	426,000	72,000
2023	–	354,000	185,000
2024	–	301,000	168,000
2025	–	422,000	188,000
2026	–	1,060,000	338,000
2027	–	1,049,000	194,000
2028	–	926,000	88,000
2029	212,000	994,000	43,000
2030	204,000	879,000	–
2031	245,000	1,058,000	1,000

	$661,000	$7,732,000	$1,394,000

The Company accrues and records cash refundable OITCs amounts directly against development expenses where there is reasonable assurance that the assistance will be realized.  During 2011, the Company received no cash refundable OITCs claims related to prior years.  At June 30, 2011, OITCs receivable amounted to nil (2010 - nil; 2009 - $300,000).

	2011	2010	2009

Gross development expenses	$23,249,053	$16,674,790	$14,456,637
OITCs	–	–	(283,792)

Licensing and product development expenses	$23,249,053	$16,674,790	$14,172,845

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

15.	Income taxes (continued):

(g)
The Province of Ontario harmonized its corporate taxation system with the Government of Canada effective at the commencement of the first taxation year that included January 1, 2009.  At that time, the Company's accumulated loss carryforwards, undepreciated capital costs, research and development expenditure pools and undeducted eligible capital expenditures for Ontario purposes were required to be adjusted to the federal values.  Since the Company's Ontario balances exceeded its federal balances, the reduction resulted in a harmonization credit of $983,000 (2010 - $973,000) which can be utilized to reduce Ontario taxes payable over the next four years.  A full valuation allowance has been provided against the future tax amount.

16.	Capital management:

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company includes cash and cash equivalents and short-term deposits in the definition of capital.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the 12 months ended June 30, 2011.

17.	Financial instruments:

(a)	Financial assets and liabilities:

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates.  The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

17.	Financial instruments (continued):

(b)	Risks arising from financial instruments and risk management:

The Company's activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk.  Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Market risk:

(a)	Foreign exchange risk:

The Company operates in Canada, the United States and Australia and has relationships with entities in other countries.  Foreign exchange risk arises because the cost of transactions denominated in foreign currencies may vary due to changes in exchange rates ("transaction exposures").

Balances in foreign currencies at June 30, 2011 were approximately:

	Pound		Australian
	U.K. Sterling	U.S. dollars	dollars

Cash and short-term deposits	£9,786	$31,533,484	$602,892
Accounts receivable	–	–	32,566
Accounts payable and accrued liabilities	190,355	880,924	247,236

	£200,141	$32,414,408	$882,694

Fluctuations in the U.S. and Australian dollar exchange rate may potentially have a significant impact on the Company's results of operations.

(b)	Interest rate risk:

The Company is exposed to interest rate risk to the extent that short-term deposits are at a fixed rate of interest and their market value can vary with the change in market interest rates.  The Company's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of these assets.  The Company monitors market interest rates and mitigates against interest rate risk by not investing in deposits longer than 18 months.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

17.	Financial instruments (continued):

There is a risk that future cash flows from invested cash, cash equivalents and short-term deposits will vary as the market interest rates fluctuate because these investments earn interest at market rates.  Based on the June 30, 2011 balance of approximately $79.659 million, a variation of 100 basis points in the market interest rate could affect the consolidated statement of operations and comprehensive loss and deficit by approximately $797 thousand.  For the year ended June 30, 2011, the Company recorded interest income of $469 thousand (2010 - $84 thousand; 2009 - $1.070 million) in relation to these assets.

(ii)	Credit risk:

Accounts receivable are subject to normal credit risk.  The maximum exposure to credit risk is equal to the carrying value of the accounts receivable.  The Company regularly assesses the accounts receivable and takes action to collect the amounts or provide adequate reserves against doubtful accounts.  The Company currently has no reserve for doubtful accounts as there have been no bad debts to date.

(iii)	Liquidity risk:

Liquidity risk is the risk that the current financial obligations exceed the cash available to satisfy those obligations at any point in time.  The Company's objective in managing liquidity risk is to maintain sufficient readily available cash in order to meet its liquidity requirements.  The Company achieves this by maintaining sufficient cash and cash equivalents.

18.	Canadian and United States accounting policy differences:

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from those applied in the United States.  The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

18.	Canadian and United States accounting policy differences (continued):

(a)	Consolidated statements of operations and comprehensive loss:

The following table reconciles loss for the year as reported in the consolidated statements of operations and comprehensive loss and deficit reported under Canadian GAAP to what would have been reported had the statements been prepared in accordance with United States GAAP:

	2011	2010	2009

Loss for the year based on Canadian GAAP	$(31,191,239)	$(20,993,364)	$(13,069,466)
Amortization of acquired technologies (i)	–	1,060,551	1,060,541
Change in fair value of warrants (iii)	(9,411,163)	(4,885,234)	–
Impairment of acquired technologies	–	1,944,317	–

Loss for the year and comprehensive loss based on United States GAAP	$(40,602,402)	$(22,873,730)	$(12,008,925)

	2011	2010	2009

Basic and diluted loss per share (ii)	$(0.42)	$(0.36)	$(0.22)

Weighted average number of common shares outstanding	97,764,811	63,607,316	55,835,356

(i)
Under United States GAAP, effective for business combinations prior to July 1, 2009, the Company's acquired technologies, which primarily comprise patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, were considered in-process research and development and were immediately expensed upon acquisition.  The Company's acquired technologies relating to the Delex acquisition do not have an alternative future use given their specialized nature.  Under Canadian GAAP, the acquired technologies were considered to be development assets that were capitalized and amortized over their expected useful lives.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

18.	Canadian and United States accounting policy differences (continued):

(ii)
Loss per common share has been calculated using the weighted average number of common shares outstanding during the year.  The potential effect of share options is not dilutive to the loss per common share.

(iii)
United States GAAP requires that share purchase warrants with a strike price in a foreign currency other than the Company's functional currency requires them to be classified as long-term liabilities and measured at fair value with changes in fair value recognized in the consolidated statements of operations.

(b)	Consolidated statements of changes in shareholders' equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of operations is presented.  Shareholders' equity under United States GAAP was as follows:

			Additional	Share
	Share		paid-in	purchase
	capital	Deficit	capital	warrants	Total

Total shareholders' equity under U.S. GAAP, June 30, 2008	$172,921,153	$(135,429,560)	$7,362,712	$3,150,539	$48,004,844
Expiry of warrants	–	–	3,150,539	(3,150,539)	–
Stock-based compensation	–	–	760,760	–	760,760
Loss for the year	–	(12,008,925)	–	–	(12,008,925)

Total shareholders' equity under U.S. GAAP, June 30, 2009	172,921,153	(147,438,485)	11,274,011	–	36,756,679
Issued on exercise of options	144,833	–	(55,694)	–	89,139
Issued on acquisition of Cytopia	12,515,903	–	126,000	–	12,641,903
Issued on financing	17,916,350	–	–	–	17,916,350
Stock-based compensation	–	–	983,242	–	983,242
Loss for the year	–	(22,873,730)	–	–	(22,873,730)

Total shareholders' equity under U.S. GAAP, June 30, 2010	203,498,239	(170,312,215)	12,327,559	–	45,513,583
Stock-based compensation	–	–	1,565,395	–	1,565,395
Issued on exercise of options	1,965,588	–	(798,278)	–	1,167,310
Issued on exercise of warrants	2,375,181	–	–	–	2,375,181
Issue pursuant to financing	56,709,635	–	–	–	56,709,635
Loss for the year	–	(40,602,402)	–	–	(40,602,402)

Total shareholders' equity under U.S. GAAP, June 30, 2011	264,548,643	(210,914,617)	13,094,676	–	66,728,702
Stock-based compensation (i)	–	(1,818,334)	1,761,112	–	(57,222)
Share purchase warrants (ii)	(1,148,951)	14,296,397	–	1,329,235	14,476,681

Total shareholders' equity under Canadian GAAP, June 30, 2011	$263,399,692	$(198,436,554)	$14,855,788	$1,329,235	$81,148,161

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

18.	Canadian and United States accounting policy differences (continued):

(i)
Under Canadian GAAP, the Company has applied the fair value-based method of accounting for stock options granted to employees for options granted on or after July 1, 2002.  Effective July 1, 2005, the Company adopted the fair valued-based method of accounting for stock options granted to employees and directors as required by FASB Statement No. 123R.  In accordance with one of the transitional options permitted under this provision, the Company elected to apply the modified prospective application method and, according, has applied the fair value-based method to all employee stock options granted on or after July 1, 2005.  Additionally, compensation cost for awards granted in prior periods for which the requisite service has not been rendered as of July 1, 2005 will be recognized in the consolidated statements of operations as the requisite service is rendered.

Prior to July 1, 2005, the Company applied the fair value-based method of accounting only to stock-based compensation provided to non-employees and the intrinsic value method of accounting for stock options granted to employees and directors in accordance with APB Opinion No. 25 and according, stock compensation expense for employees awards recorded for Canadian purposes of $1,278,955 and $480,524 for the years ended June 30, 2005 and 2004, respectively, has been reversed for United States GAAP purposes.

(ii)
United States GAAP requires that share purchase warrants with a strike price in a foreign currency other than the Company's functional currency requires them to be classified as long-term liabilities and measured at fair value with changes in fair value recognized in the consolidated statements of operations.  The fair value of the warrants is based on inputs that are not derived from observable market inputs in the Company's fair value hierarchy.

United States GAAP requires the disclosures of a consolidated statement of comprehensive income.  Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders.  There have been no material transactions that would have been included in comprehensive income had the statements been prepared in accordance with United States GAAP.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

18.	Canadian and United States accounting policy differences (continued):

(c)	Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs.  United States GAAP requires such amounts to be accounted for as a reduction of income tax expense.  There is no impact on the loss for the year as a result of this GAAP difference.  For the year ended June 30, 2011, the Company did not recognize investment tax credits (2010 - nil; 2009 - $283,792).

(d)	Income taxes:

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates.  United States GAAP does not permit the use of substantively enacted rates.  As a full valuation allowance was recorded against all future tax assets, the future tax assets and valuation allowances are also different as a result of Canadian/United States GAAP loss differences.

The net future tax assets and related valuation allowances calculated using United States GAAP were approximately $94,891,000, $84,256,000 and $70,932,000, respectively, for the years ended June 30, 2011, 2010 and 2009.

The Company fully recognizes its tax benefits, which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized.

The parent company and its Canadian subsidiary each file a Canadian federal and Ontario income tax return.  Generally, the Company is no longer subject to federal and provincial income tax examinations by Canadian tax authorities for year ends up to June 30, 2007.  However, years from 2004 to 2011 remain open with respect to related party transactions.

The Company's U.S. subsidiary files a U.S. federal income tax return and income tax returns in many U.S. state jurisdictions.  Generally, the Company is no longer subject to federal and state income tax examinations by U.S. tax authorities for years up to 2007.

The Company recognizes any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.  During the year ended June 30, 2011, there were no such interest or penalties.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2011, 2010 and 2009

18.	Canadian and United States accounting policy differences (continued):

(e)	New accounting pronouncements:

Variable interest entities:

Effective July 1, 2010, YM BioSciences Inc. adopted FAS 167:  Amendments to FASB Interpretation No. 46(R) which addressed (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the interpretation do not always provide timely and useful information about an enterprise's involvement in a variable interest entity.  The adoption of this standard did not have an impact on the Company's financial statements.

(f)	Supplemental pro forma information:

Supplemental pro forma information on the acquisition of Cytopia on January 29, 2010 is presented in note 3 in accordance with Canadian GAAP.  The pro forma combined revenue for the year ended June 30, 2010 under United States GAAP is unchanged at $2.631 million.  Under United States GAAP, as described in note 18(a)(i), in-process research and development previously acquired was immediately expensed on acquisition.  Amortization of the acquired research and development included in the pro forma combined loss for the year ended June 30, 2010 of $3.005 million was reversed under United States GAAP and, accordingly, the pro forma combined loss for the year under United States GAAP was $23.784 million.